UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                         HMG COURTLAND PROPERTIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   404232-10-1
                                 (CUSIP Number)

                                 GERALD F. ROACH
          SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.
           P.O. BOX 2611, RALEIGH, NORTH CAROLINA 27602 (919) 821-6668
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 24, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f), or (g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 404232-10-1

1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         HALCO INDUSTRIES, INC.
         04-224-1978
- -------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
- -------------------------------------------------------------------
3        SEC USE ONLY
- -------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A
- -------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                [X]
- -------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         MASSACHUSETTS
- -------------------------------------------------------------------
                            7       SOLE VOTING POWER
                                            -0-
 NUMBER OF                 _______________________________________________
  SHARES                    8        SHARED VOTING POWER
                                            -0-
BENEFICIALLY               _______________________________________________
 OWNED BY                   9       SOLE DISPOSITIVE POWER
                                            -0-
  EACH REPORTING           _______________________________________________
  PERSON                   10       SHARED DISPOSITIVE POWER
  WITH                                      -0-
- -------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            -0-
- -------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                     [X]
- -------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            -0-%
- -------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                            CO
- -------------------------------------------------------------------

CUSIP NO. 404232-10-1

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         BARRY STEVEN HALPERIN
         ###-##-####
- ------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) [ ]
                                                           (b) [X]
- ------------------------------------------------------------------
3        SEC USE ONLY
- ------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A
- ------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [X]
- ------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
- ------------------------------------------------------------------
                                    7       SOLE VOTING POWER
                                            66,900
 NUMBER OF                 ______________________________________________
  SHARES                            8       SHARED VOTING POWER
                                            -0-
BENEFICIALLY               ______________________________________________
 OWNED BY                           9       SOLE DISPOSITIVE POWER
                                            66,900
  EACH REPORTING           ______________________________________________
  PERSON                           10       SHARED DISPOSITIVE POWER
  WITH                                      -0-
- ------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            66,900
- ------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                     [ ]
- ------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            6.1%
- ------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                            IN
- ------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.


                           This Amendment No. 17 to the Statement on Schedule
                  13D (the "Schedule") of the undersigned relates to the Common Stock of HMG Courtland Properties, Inc., (the "Company"), whose principal executive offices are located at 2701 South Bayshore Drive, Coconut Grove, Florida 33133.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                           Item 5 of the Schedule is amended by deleting the
                  third and fourth paragraphs thereof and inserting the following:

                           Prior to the filing of this Amendment No. 17 to the
                  Schedule, the Halperin Group as a group beneficially owned 133,500 shares, or 11.4% of the Company's outstanding Common Stock. Barry S. Halperin shared voting and dispositive power with Halco with respect to the 66,600 shares held by Halco and also has sole voting and dispositive power with respect to 66,900 shares that Mr. Halperin owns individually. Halco shared voting and dispositive power with Mr. Halperin with respect to the 66,600 shares it owned.

                           On June 24, 1998, Halco sold 66,600 shares of Company
                  Common Stock (constituting 100% of the Company Common Stock held by Halco) to the Company in a private transaction for aggregate proceeds of $324,675, or $4.875 per share. Barry S. Halperin did not engage in any transaction and continues to hold 66,900 shares of Company Common Stock, or approximately 6.1% of the outstanding shares of Company Common Stock, over which he has sole voting and dispositive power.

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                  Dated:  August 31, 1998

                                   HALCO INDUSTRIES, INC.



                                   By  /s/ Barry S. Halperin

                                   Title    President





                                   /s/ Barry S. Halperin
                                   Barry S. Halperin

                                       5